NO ACT

PE
1-12-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC[redacted]

10013705

January 27, 2010

Lisa K. Bork
Counsel – Corporate and Securities
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Received SEC
JAN 27 2010
Washington, DC 205

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-27-10

Re: Exxon Mobil Corporation
Incoming letter dated January 12, 2010

Dear Ms. Bork:

This is in response to your letter dated January 12, 2010 concerning the shareholder proposal submitted to ExxonMobil by The Domestic and Foreign Missionary Society of the Episcopal Church and The Church Pension Fund. We also have received a letter on the proponents' behalf dated January 23, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

January 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 12, 2010

The proposal relates to a report.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of ExxonMobil's request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 23, 2010

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Gregory S. Belliston, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Domestic and Foreign Missionary Society of the Episcopal Church (hereinafter referred to as the "Episcopal Church" and the Church Pension Fund (an agency of the Episcopal Church hereinafter referred to as the "CPF") (the Episcopal Church and the CPF are hereinafter referred to jointly as the "Proponents"), each of which is a beneficial owner of shares of common stock of Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and who have jointly submitted a shareholder proposal to Exxon, to respond to the letter dated January 12, 2010, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2010 proxy statement by virtue of Rule 14a-8(b)(1).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Exxon's year 2010 proxy statement and that it is not wholly excludable by virtue of the cited rule.

The Proponents' shareholder proposal requests the Company to report on certain environmental impacts of its operations.

BACKGROUND

The one year holding period requirement of Rule 14a-8 was instituted in 1983. Release 34-20091, which amended the Rule, explained the purpose of this amendment as follows:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed.

THE EPISCOPAL CHURCH

In connection with its 2009 annual meeting, last year the Episcopal Church sent to Exxon a proof of ownership from the Bank of New York Mellon ("Mellon") which attested that the Episcopal Church held continuously not less than 17,928 shares of Exxon during the period starting December 1, 2007 and ended November 30, 2008. This year Mellon sent a similar letter, dated December 17, 2009, to Exxon attesting to continuous ownership by the Episcopal Church of not less than 9,828 shares of Exxon "[f]or the past twelve (12) months" and that it owned 13,628 shares as of November 10. 2009. These two letters cover almost all of a greater than two year period from December 1, 2007 through December 17, 2009, but not the period December 1, 2008 thru December 16, 2008.

The Episcopal Church submitted its shareholder proposal to Exxon by letter (sent via Federal Express) dated December 9, 2009 and in accordance with Rule 14a-8(b) and Section C.1.c.(3) of Staff Legal Bulletin No. 14 (July 13, 2001) there is arguably a fatal gap of seven days in the proofs set forth in these two Mellon letters, namely a failure to prove ownership for the week from December 9, 2008 thru December 16, 2008.

We submit that, in fact, the Episcopal Church owned many thousands of shares of Exxon during the period December 9, 2008 thru December 16, 2008. Indeed, we doubt that any member of Exxon's management, or any member of the SEC's Staff, can have any factual doubts in this regard. Nor is the policy behind the rule, namely to prevent people from buying a small number of shares just to place a shareholder proposal in the proxy statement, applicable on these facts. Clearly, the Episcopal Church has had "some measured economic stake or investment interest in the corporation" for many years. Nevertheless, because of a technicality, the Episcopal Church is not eligible to co-sponsor the shareholder proposal.

THE CPF

Unlike the Episcopal Church, the CPF has met every jot and tittle of the technical eligibility requirements of Rule 14a-8. It sent its shareholder proposal (via Federal Express) to Exxon on December 10, 2009, claiming ownership of 241,292 shares of Exxon stock. That stock had a market value of approximately $17,500,000. as of that date. Under the eligibility requirements it therefore must establish ownership of $2,000 of Exxon stock for the one year period ended on such date. It has done so.

On December 21, 2009, Mr. David G. Henry of Exxon's investor relations department wrote to the CPF requesting that it provide the requisite proof of ownership. Specifically, the Exxon letter requested

> A written statement from the "record" holder of the co-filer's shares (usually a broker or bank) verifying that, ***as of the date of the proposal (December 10, 2009)***, the co-filer continuously held the requisite number of ExxonMobil shares for at least one year. [Emphasis supplied.] (See Company's Exhibit C.)

In response, the CPF supplied a letter, dated December 23, 2009, from Northern Trust stating that the CPF had held at least $2,000 of Exxon stock "for at least one year from ***such date***".[Emphasis supplied.] (See Company's Exhibit G.)

Thus, Exxon's no-action request letter is incorrect in stating that "[t]he Fund provided proof of ownership of Company shares for one year as of December 23, 2009." The reference in Northern Trust's letter is clearly to "such date" (i.e. December 10) and not to the date of Northern Trust's own letter. Indeed, the structure of the Northern Trust letter is identical to the structure of the letter that Northern Trust sent to Exxon one year earlier, where the reference back from the identical term "such date" is clearly spelled out to be December 8, 2008 and not to the date (December 31, 2008) of the letter itself. (See the Appendix to this letter labeled IMG, a copy of the letter from Northern Trust dated December 31, 2008.) Exhibit G clearly follows the identical format of the year earlier letter (IMG) and the reference in Exhibit G is therefore clearly to December 10, 2009, and not to the date on which Northern Trust sent its letter.

In this connection, we note that Exxon has the burden of proof to establish that a shareholder proposal may be excluded from the proxy statement. See Section B.5. of Staff Legal Bulletin No. 14 (July 13, 2001) ("The company has the burden of demonstrating that it is entitled to exclude a proposal. . .")

In this it has woefully failed.

For the foregoing reasons, Exxon cannot rely on Rule 14a-8(b) to exclude from its proxy materials the shareholder proposal submitted by the CPF

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
Margareth Crosnier de Bellaistre
Barton T. Jones
Harry Van Buren
Laura Berry

50 South LaSalle Street
Chicago, Illinois 60603

Northern Trust

December 31, 2008

Re: Exxon Mobil Corp

To Whom It May Concern

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund as of December 8, 2008, owns, and has continuously held, at least $2,000 in market value of Exxon Mobil common stock for at least one year from such date.

If you have any questions concerning this matter, please do not hesitate to contact me at 312-630-8091.

Sincerely,

Robert T. Johnson
Senior Vice President

Exxon Mobil Corporation

Lisa K. Bork

ExxonMobil

January 12, 2010

VIA E-mail: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Securities Exchange Act of 1934—Section 14(a); Rule 14a-8: Omission of Shareholder Proposal of The Domestic and Foreign Missionary Society of the Episcopal Church and The Church Pension Fund*

Dear Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Domestic and Foreign Missionary Society of the Episcopal Church (the "Episcopal Church") and The Church Pension Fund (the "Fund" and, together with the Episcopal Church, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:
>
> 1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
>
> 2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
>
> 3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

BASIS FOR EXCLUSION: FAILURE TO ESTABLISH ELIGIBILITY

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because both of the Proponents failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponents Failed To Establish The Requisite Eligibility To Submit The Proposal.

A. Background

The Episcopal Church submitted the Proposal to the Company via FedEx with a letter dated December 9, 2009, which the Company received on December 10, 2009. *See* Exhibit A. Subsequently, the Fund indicated its intent to co-file the Proposal with the Episcopal Church in a letter dated December 10, 2009, which the Company received via FedEx on December 11, 2009. *See* Exhibit B. The Company reviewed its stock records, which did not indicate that either of the Proponents were the record owners of Company shares. In addition, neither of the Proponents included with the Proposal any documentary evidence of their ownership of Company shares.

Accordingly, the Company sought verification from both of the Proponents of their eligibility to submit the Proposal. Specifically, the Company sent via UPS a letter to the Episcopal Church on December 15, 2009 (the "Episcopal Church Deficiency Notice") and a letter to the Fund on December 21, 2009 (the "Fund Deficiency Notice" and, together with the

Episcopal Church Deficiency Notice, the "Deficiency Notices"), each of which was sent within 14 calendar days of the Company's receipt of each copy of the Proposal, notifying the Episcopal Church and the Fund of the requirements of Rule 14a-8 and how each could cure the procedural deficiencies. Copies of the Deficiency Notices are attached hereto as Exhibit C.

Specifically, each Deficiency Notice stated that "proof of share ownership was not included" with the submission, and further, that in order to be eligible to submit a proposal, the Proponent must submit:

> sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted.

Additionally, each Deficiency Notice specified the date the Proposal was submitted, so it was clear as of what date proof of continuous ownership must be provided.

The Episcopal Church Deficiency Notice was sent via UPS on December 15, 2009, and UPS records confirm delivery of the Episcopal Church Deficiency Notice to the Episcopal Church on December 16, 2009. *See* Exhibit D. The Fund Deficiency Notice was sent via UPS on December 21, 2009, and UPS records confirm delivery of the Fund Deficiency Notice to the Fund on December 22, 2009. *See* Exhibit E.

The Episcopal Church responded by submitting to the Company a letter from The Bank of New York Mellon, dated December 17, 2009 (the "Episcopal Church Response"), stating that the Episcopal Church owned Company shares as of November 10, 2009 as well as for one year as of December 17, 2009, the date of the bank's letter. A copy of the Episcopal Church Response is attached hereto as Exhibit F.

Likewise, the Fund responded by submitting to the Company a letter dated December 29, 2009 (the "Fund Response"). The Fund Response included a letter from The Northern Trust Company, dated December 23, 2009, stating that the Fund held Company shares for one year as of December 23, 2009. A copy of the Fund Response is attached hereto as Exhibit G. As of the date of this letter, the Company has not received any other response to the Deficiency Notices.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because both of the Proponents failed to substantiate their eligibility to submit the Proposal under Rule 14a-8(b) by providing proof of continuous ownership of Company stock for one year as of the date of submission of the Proposal, as described in the Deficiency Notices.

Specifically, the Deficiency Notices requested evidence of the securities ownership requirements of Rule 14a-8(b)(1), which provides (in relevant part) that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin

No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponents in a timely manner the Deficiency Notices, which stated:

- the ownership requirements of Rule 14a-8(b);
- that according to the Company's stock records, the Proponents were not record owners of sufficient shares;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Deficiency Notices were received; and
- that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

As described above, the Proposal was submitted to the Company with letters dated December 9, 2009 and December 10, 2009, which the Company received on December 10, 2009 and December 11, 2009, respectively. Within 14 days of receiving each copy of the Proposal, the Company sent the Deficiency Notices to the Proponents. Although the Proponents responded to the Deficiency Notices, each of the Episcopal Church Response and the Fund Response is insufficient to establish the Proponents' ownership under Rule 14a-8(b). Specifically:

- the Episcopal Church Response does not establish that the Episcopal Church owned the requisite amount of Company shares for the one-year period as of December 9, 2009, the date the Episcopal Church submitted the Proposal. The Episcopal Church provided proof of ownership for one year as of December 17, 2009. Thus, it has not established ownership of Company shares for the period between December 9, 2008 (one year prior to the date the Episcopal Church submitted the Proposal) and December 17, 2008 (the earliest date of ownership established by the Episcopal Church Response).
- the Fund Response does not establish that the Fund owned the requisite amount of Company shares for the one-year period as of December 10, 2009, the date the Fund submitted its intent to co-file the Proposal. The Fund provided proof of ownership of Company shares for one year as of December 23, 2009. Thus, it has not established ownership for the period between December 10, 2008 (one year prior to the date the

Fund submitted the Proposal) and December 23, 2008 (the earliest date of ownership established by the Fund Response).

As discussed above, SLB 14 places the burden of proving these ownership requirements on the proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." Moreover, SLB 14 states, "A shareholder must submit an *affirmative* written statement from the record holder of his or her securities that *specifically* verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal" (first and second emphases added).

The Staff has previously allowed companies, in circumstances similar to the instant case, to omit shareholder proposals pursuant to Rules 14a-8(f) and 14a-8(b) where the proof of ownership submitted by the shareholder failed to specifically establish that the shareholder held the requisite amount of the company's securities continuously for one year as of the date the proposal was submitted. *See Pall Corp.* (avail. Sept. 20, 2005) (concurring with the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 7, 2004) (concurring with the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring with the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal).

Moreover, the Staff has previously made clear the need for precision in the context of demonstrating a shareholder's eligibility under Rule 14a-8(b) to submit a shareholder proposal. SLB 14 provides the following:

> If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?
>
> No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

Accordingly, the Staff has consistently permitted companies to omit shareholder proposals when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. For example, in *International Business Machines Corp.* (avail. Dec. 7, 2007), the Staff concurred with the exclusion of a shareholder proposal where the proponent submitted a broker letter dated four days before the proponent submitted its proposal to the company. *See also General Electric Co.* (avail. Dec. 16, 2009) (concurring with the exclusion of a shareholder proposal where the proposal was submitted on October 28, 2009 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending October 27, 2009); *Wal-Mart Stores, Inc.* (avail. Feb. 2, 2005) (concurring with the exclusion of a shareholder proposal where the proposal was submitted December 6, 2004 and the documentary evidence demonstrating ownership of the company's securities covered a continuous period ending November 22, 2004); *Gap, Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a proposal where the date of submission was November 27, 2002 but the documentary evidence of the proponent's ownership of the company's securities covered a two-year period ending November 25, 2002); *AutoNation, Inc.* (avail. Mar. 14, 2002) (concurring with the exclusion of a shareholder proposal where the proponent had held shares for two days less than the required one-year period).

Consistent with the precedent cited above, the Proposal is excludable because neither Proponent has sufficiently demonstrated that they continuously owned the requisite number of Company shares for the one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b). Accordingly, the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1473 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

Lisa K. Bork
Counsel – Corporate and Securities

LKB:tss

Enclosures
cc: Margareth Crosnier de Bellaistre, The Domestic and Foreign Missionary Society of the Episcopal Church
Harry Van Buren, Episcopal Church Social Responsibility in Investments Program
Barton T. Jones, The Church Pension Fund

Exhibit A

THE EPISCOPAL CHURCH
ADVOCACY CENTER

Fed Ex

SHAREHOLDER PROPOSAL

DEC 10 2009

DEC 10 2009 [illegible] DSC

NO. OF SHARES ∅
DISTRIBUTION: DSR: RME: TJG:
LKB: JEP: DGH: SMD

VIA FEDERAL EXPRESS

December 9, 2009

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 13,728 shares of ExxonMobil common stock (held for the Episcopal Church by Bank of America and BNY Mellon).

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have particular ethical responsibilities to the communities that host their facilities.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement, which requests that the company's board of directors report on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates, for consideration at Exxon Mobil's 2010 Annual Meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church has held at least $2,000 in Exxon Mobil shares for the past year, and will hold at $2,000 in such shares through the 2010 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church to withdraw the proposal. We would be most interested in dialogue with the company on this important issue.

Harry Van Buren, Staff Consultant of the Episcopal Church's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Margareth Crosnier de Bellaistre

Margareth Crosnier de Bellaistre
Director of Investment Management and Banking

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranked 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the "fence-line communities" near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may "pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities*, 58 Journal of Epidemiology and Community Health, 24-30 (2004).

Exhibit B

CHURCH PENSION GROUP
Serving the Episcopal Church and Its People

Barton T. Jones, Esq.
Senior Vice President
Chief Legal Officer
& Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

SHAREHOLDER RELATIONS

DEC 11 2009

NO. OF SHARES ∅
COMMENT:
ACTION:

VIA FEDERAL EXPRESS
972-444-1000

December 10, 2009

Rex W. Tillerson
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

The Church Pension Fund ("Fund") is the beneficial owner of 241,292 shares of Exxon Mobil Corporation ("Company") common stock (held as of December 9, 2009 for the Fund by Northern Trust Company). The Fund is an official agency of the Episcopal Church.

The Episcopal Church has long been concerned not only with the financial return on its investments, but also (along with many other churches and socially concerned investors) with the moral and ethical implications of its investments. We are especially concerned about issues related to environmental justice; we believe that corporations have particular ethical responsibilities to the communities that host their facilities.

To this end, the Fund hereby co-files with the Episcopal Church the attached shareholder proposal and supporting statement, which requests that the Company's board of directors report on how the Company ensures that it is accountable for its environmental impact on all of the communities where it operates, for consideration at the Company's 2010 annual meeting. This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934. The Fund has held at least $2,000 in Company shares for the past year, and will hold at $2,000 in such shares through the 2010 annual meeting. The Episcopal Church and the Fund hope that you will find this request both reasonable and easy to fulfill, so that an agreement might be reached—allowing the Episcopal Church and the Fund to withdraw the proposal. The Episcopal Church and the Fund would be most interested in dialogue with the company on this important issue.

Harry Van Buren, Staff Consultant of the Episcopal Church's Social Responsibility in Investments Program, can be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

Barton T. Jones

Barton T. Jones

RESOLUTION ON CORPORATE ENVIRONMENTAL ACCOUNTABILITY TO COMMUNITIES

Resolved:

Shareholders request that the Board of Directors report, at reasonable cost and omitting proprietary information, on how the corporation ensures that it is accountable for its environmental impacts in all of the communities where it operates. The report should contain the following information:

1. how the corporation makes available reports regarding its emissions and environmental impacts on land, water, and soil—both within its permits and emergency emissions—to members of the communities where it operates;
2. how the corporation integrates community environmental accountability into its current code of conduct and ongoing business practices; and
3. the extent to which the corporation's activities have negative health effects on individuals living in economically-poor communities.

Supporting statement

ExxonMobil ranked 6th on a list of worst U.S. corporate polluters in terms of the amount and toxicity of pollution, and the numbers of people exposed to it (based on 2002 toxics data). http://www.peri.umass.edu/Toxic-100-Table.265.0.html

Most of this pollution is from ExxonMobil's refinery operations. ExxonMobil's refinery in Baton Rouge, LA, is the second largest emitter of toxic pollutants among all U.S. EPA regulated refineries. Its Joliet, IL, refinery is the largest source of toxic air and water emissions in that state.

ExxonMobil has come under scrutiny for a January 2006 release of process gas from its Baytown, TX, refinery (*Houston Chronicle* 3/26/06) and for lax security at its Chalmette, LA, refinery where enough hydrofluoric acid is stored to put the population of New Orleans at risk. (*NY Times* 5/22/05)

In October 2005, ExxonMobil agreed to pay $571 million to install pollution control technologies at seven of its refineries in settlement of EPA claims of federal Clean Air Act violations. ExxonMobil was also required to pay $8.7 in fines and $9.7 million on supplemental environmental projects.

Refineries account for 5 percent of the country's dangerous air pollution. As a former EPA official explained, refinery pollution affects local communities more than power plants because it is released from short smokestacks and does not dissipate readily. "People are living cheek by jowl with refinery pollution." (Washington Post 1/28/05) http://www.washingtonpost.com/wp-dyn/articles/A43014-005Jan27.html?referrer=email

Corporations have a moral responsibility to be accountable for their environmental impacts—not just effects on the entire ecosystem, but also direct effects on the communities that host their facilities. Communities are often the forgotten stakeholders in terms of corporate activities and impact. No corporation can operate without the resources that local communities provide, but it is often these communities that bear the brunt of corporate activities.

Also of concern to proponents are the effects of corporate activities on low-income areas and communities of color. Several of the "fence-line communities" near ExxonMobil's refineries are African American. One study has found that facilities like oil refineries operated in largely African-American counties may "pose greater risk of accident and injury than those in counties with fewer African-Americans." *Environmental Justice: Frequency and Severity of U.S. Chemical Industry Accidents and the Socio-economic Status of Surrounding Communities*, 58 Journal of Epidemiology and Community Health, 24-30 (2004).

Exhibit C

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2009

VIA UPS – OVERNIGHT DELIVERY

Ms. Margareth Crosnier de Bellaistre
Director of investment Management and Banking
The Episcopal Church
815 Second Avenue
New York, NY 10017-4503

Dear Ms. de Bellaistre:

This will acknowledge receipt of the proposal concerning community environmental impact, which you have submitted on behalf of the Episcopal Church (the "Proponent") in connection with ExxonMobil's 2010 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2009), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

Ms. Margareth Crosnier de Bellaistre
Page two

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

Enclosure

c: Mr. Harry Van Buren

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 21, 2009

VIA UPS – OVERNIGHT DELIVERY

Mr. Barton T. Jones
Church Pension Group
445 Fifth Avenue
New York, NY 10016

Dear Mr. Jones:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Church Pension Fund (the "co-filer") the proposal previously submitted by The Episcopal Church concerning community environmental impact in connection with ExxonMobil's 2010 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met.

As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date of the proposal (December 10, 2009), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Ms. Margareth Crosnier de Bellaistre
Mr. Harry Van Buren

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a-8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit F

SHAREHOLDER RELATIONS

DEC 29 2009

NO. OF SHARES________
COMMENT:________
ACTION:________

BNY MELLON
ASSET SERVICING

Bank of New York Mellon
One Mellon Center
Aim 151-1015
Pittsburgh, PA 15258

December 17, 2009

Mr. David S. Rosenthal
Vice President Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

RE: THE DOMESTIC & FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH

Dear Mr. Rosenthal,

The Domestic & Foreign Missionary Society of the Protestant Episcopal Church (USA) is pleased to confirm the following:

1. The Bank of New York Mellon is the holder of record;
2. For the past twelve (12) months, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States has owned continuously a minimum of 9,828 shares of Exxon Mobil Corp.
3. As of November 10, 2009, The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States held 13,628 shares of Exxon Mobil Corp. for a market value of $1,023,053.96.

If you have any questions regarding this information, please contact me at 412-234-5338.

Sincerely,

Terri Volz
Supervisor
Client Accounting and Reporting

Cc: Ms. Margareth Crosnier de Bellaistre
Mr. Harry van Buren

Exhibit G

CHURCH PENSION GROUP
Serving the Episcopal Church and Its People

SHAREHOLDER RELATIONS

DEC 29 2009

NO. OF SHARES__________
COMMENT:__________
ACTION:__________

Barton T. Jones, Esq.
Senior Vice President
Chief Legal Officer
& Secretary

The Church Pension Fund
445 Fifth Avenue
New York, NY 10016
(212) 592-1837
(800) 223-6602 x1837
(212) 592-9428 fax
bjones@cpg.org

VIA FACSIMILE: 972-444-1505

December 29, 2009

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

RE: Letter of Ownership

Dear Mr. Henry,

Per the request of your letter, enclosed is a copy of a letter dated December 23, 2009 from Northern Trust, custodian for shares owned by the Church Pension Fund, confirming ownership of at least $2,000 in market value of Exxon Mobil Corporation for at least one year.

Sincerely yours,

Barton T. Jones

cc: Ms. Margareth Crosnier de Bellaistre
Mr. Harry Van Buren

SHAREHOLDER RELATIONS

DEC 29 2009

NO. OF SHARES______________
COMMENT:______________
ACTION:______________

50 South LaSalle Street
Chicago, Illinois 60603

Northern Trust

December 23, 2009

Re: Exxon Mobil Corp

To Whom It May Concern

As custodian for The Church Pension Fund, The Northern Trust Company verifies that The Church Pension Fund owns, and has continuously held, at least $2,000 in market value of Exxon Mobil common stock for at least one year from such date.

If you have any questions concerning this matter, please do not hesitate to contact me at 312-630-8091.

Sincerely,

Robert T. Johnson
Senior Vice President